Exhibit 21.1

Rubicon Technologies, Inc.

Subsidiaries of the Company

Name of subsidiary	State (or other jurisdiction of incorporation)
Rubicon Technology Worldwide LLC	Illinois

Rubicon Technology BP LLC	Delaware

Rubicon Sapphire Technology (Malaysia) SDN BHD	Malaysia

Rubicon Technology Hong Kong Limited	Hong Kong